Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Verrica Pharmaceuticals Inc.:

We consent to the use of our report dated March 7, 2019, with respect to the balance sheets of Verrica Pharmaceuticals Inc. as of December 31, 2018 and 2017, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively, the financial statements), incorporated herein by reference. Our report refers to a change in the method of accounting for graded vesting share-based payment awards with a service condition only in 2018.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 7, 2019